October 15, 2019
Via EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549
Attention: William H. Thompson
Accounting Branch Chief
Office of Consumer Products

Re: Energy Transfer LP
Form 10-K for the Fiscal Year Ended December 31, 2018
Filed February 22, 2019
File No. 1-32740

This letter sets forth the response of Energy Transfer LP (“ET”) to the comment provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated October 10, 2019 with respect to ET’s Annual Report on Form 10-K for the year ended December 31, 2018 (the “Form 10-K”). For your convenience, we have repeated the comment of the Staff exactly as given in the Comment Letter and set forth below it is our response.

Staff Comment
Form 10-K filed February 22, 2019
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 79

1.
We note your response to comment one. The presentation of Total Segment Adjusted EBITDA in any context other than the ASC 280 required reconciliation in the footnote is the presentation of a non-GAAP measure. Because the non-GAAP measure on a consolidated basis includes amounts for unconsolidated affiliates based on the Partnership’s proportionate ownership, it does not comply with the guidance in Question 100.04 of the Non-GAAP Compliance and Disclosure Interpretations. Please revise to exclude this presentation or tell us why you do not believe the consolidated measure conflicts with this guidance.

Response: We acknowledge the Staff’s comment and respectfully submit that we do not believe the disclosure of adjusted EBITDA related to unconsolidated affiliates conflicts with the guidance in Question 100.04. We note that the recognition and measurement methods for ET’s calculation of adjusted EBITDA related to unconsolidated affiliates are consistent with those applied in the calculation of equity in earnings of unconsolidated affiliates. The reconciling items between equity in earnings of unconsolidated affiliates and adjusted EBITDA related to unconsolidated affiliates are the same as the reconciling items between consolidated net income and consolidated Adjusted EBITDA. Thus, the differences do not represent the acceleration or deceleration of earnings from unconsolidated affiliates. Rather

, the differences represent items that have not been (or will not be) recorded in adjusted EBITDA from unconsolidated affiliates.
In order to clarify that the calculation of Adjusted EBITDA related to unconsolidated affiliates does not substitute individually tailored recognition or measurement methods for those of GAAP, in future filings, we will revise the disclosure which previously stated that Adjusted EBITDA reflects amounts for unconsolidated affiliates based on ET’s proportionate ownership. Instead of referring to proportionate ownership, we will include the following:
Adjusted EBITDA reflects amounts for unconsolidated affiliates based on the same recognition and measurement methods used to record equity in earnings of unconsolidated affiliates. Adjusted EBITDA related to unconsolidated affiliates excludes the same items with respect to the unconsolidated affiliate as those excluded from the calculations of Segment Adjusted EBITDA and consolidated Adjusted EBITDA, such as interest, taxes, depreciation, depletion, amortization and other non-cash items. Although these amounts are excluded from Adjusted EBITDA related to unconsolidated affiliates, such exclusion should not be understood to imply that we have control over the operations and resulting revenues and expenses of such affiliates.  We do not control our unconsolidated affiliates; therefore, we do not control the earnings or cash flows of such affiliates.  The use of Adjusted EBITDA, Segment Adjusted EBITDA or Adjusted EBITDA related to unconsolidated affiliates as an analytical tool should be limited accordingly.

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Please contact the undersigned if you have any questions or comments with respect to these responses to your comments.

Sincerely,

/s/ Thomas E. Long
Thomas E. Long
Chief Financial Officer
(214) 981-0700

Cc:    Tyler Jones, Grant Thornton LLP